EXHIBIT 21.1

SUBSIDIARIES OF TAL INTERNATIONAL GROUP, INC AS OF DECEMBER 31, 2006

Name	Jurisdiction
TAL International Container Corporation	Delaware
Trans Ocean Ltd.	Delaware
Trans Ocean Container Corporation	Delaware
Spacewise Inc.	Delaware
TAL Advantage I LLC	Delaware
TAL International Container Pty. Limited	Australia
TAL do Brasil Investimento de Capital Propio Ltda.	Brazil
TAL International Container (HK) Limited	Hong Kong
Greybox Logistics Services Inc.	Delaware
Intermodal Equipment Inc.	Delaware
TAL International Container NV	Belgium
TAL International Container SRL	Italy
Greybox Services Ltd.	United Kingdom
TAL International Container Limited	United Kingdom
ICS Terminals (UK) Limited	United Kingdom
TAL International Structured Inc.	Delaware